LUMINA
2022 Report

Dear investors,

Thanks to everybody for supporting us!

2022 has been an eventful year - we started off the year with our initial product shipments and ended by achieving run rate profitability.

Though the economy has changed the way the year has panned out, with more focus on sustainability and less on raw revenue growth, we've adjusted and are now positioned to flourish in the long term.

We need your help!

This year, to reduce dependency on online advertising, we're looking to build out retail and B2B sales channels. We're looking to expand into:

- offline retail channels, everything from small retail stores to Best Buy

- B2B opportunities, everyone from office managers at startups to a VP IT at Fortune 500 companies

If anybody has expertise or connections into these areas, please let us know!

Sincerely,

Michael Xia

CTO

Raymond Lei

Cofounder

Our Mission

In five years, Lumina's home office products will intelligently integrate with modern workflows, powering how we work.

See our full profile



How did we do this year?















How did we do this year?

Report Card

B+

The Good

- Started shipping in January - have now shipped over 20k units and counting!
- Launched on Amazon and are receiving great reviews (500+ ratings at 4.5 stars)
- Achieved run rate profitability in Q4 and continuing a positive trend in 2023

The Bad

- Missed growth targets due to due to headwinds in webcam market, declining economy, and subpar Facebook ad performance
- New growth channels like Tiktok and YouTube have not panned out yet
- Delays in development and launch of Lumina Desk

2022 At a Glance

January 1 to December 31

$3,109,572 +182%
Revenue

-$107,597
Net Loss

IOU!

$0 [100%]
Short Term Debt

$695,817
Raised in 2022

$105,276
Cash on Hand
As of 04/20/23

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Lumina is building the smart home office

The shift to remote work is one of the most important changes happening this decade. For the first time ever, people are spending 10 hrs a day in a home office (more than sleep + exercise) yet there's no innovation in this space.

Lumina will reinvent the home office, built for the modern era of remote work.

Lumina is re-inventing the home office, displacing a $50B+ industry full of incumbents.

In five years, Lumina's home office products will intelligently integrate with modern workflows, powering how we work.

Milestones

Lumina Industries, Inc. was incorporated in the State of Delaware in January 2021.

Since then, we have:

- 🌑 CEO previously built $100M co without VC capital

- 🚀 $3M run rate in just 5 months, growing 20% MoM

- 😊 Rated 4.6 / 5 from 3000+ beta customers

- 💸 400% valuation growth in 10 months

- 📈 On track to hit $10M run rate by EOY (not guaranteed)

- 🏆 Backed & advised by Eric Ries (author of Lean Startup)

Historical Results of Operations

Our company was organized in January 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $3,109,572 compared to the year ended December 31, 2021, when the Company had revenues of $1,101,598. Our gross margin was 71.61% in fiscal year 2022, compared to 72.77% in 2021.

- *Assets.* As of December 31, 2022, the Company had total assets of $768,215, including $294,604 in cash. As of December 31, 2021, the Company had $411,054 in total assets, including $62,122 in cash.

- *Net Loss.* The Company has had net losses of $107,597 and net losses of $119,862 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities.* The Company's liabilities totaled $19,039 for the fiscal year ended December 31, 2022 and $130,836 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $81,568 in debt and $400,000 in SAFEs.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Lumina Industries, Inc. cash in hand is $105,276.08, as of April 2023. Over the last three months, revenues have averaged $266,129.33/month, cost of goods sold has averaged $68,856.80/month, and operational expenses have averaged $107,495.23/month, for an average net margin of $89,777.30 per month. Our intent is to be profitable in 0 months.

Since 2022, we've shifted our focus to profitability and sustainability over raw revenue growth.

We expect revenue to remain at current levels, for ad spend to decrease as a percentage of revenue, and for operating expenses to decrease.

We are currently run rate profitable, pending completion of our Q1 2023 financial statements.

Outside of Wefunder, we have access to private angel investors as well as non-dilutive sources of capital.

All projections in the above narrative are forward-looking and not guaranteed.

| Net Margin: -3% | Gross Margin: 72% | Return on Assets: -14% | Earnings per Share: -$21,519.40 | Revenue per Employee: $155,479 | Cash to Assets: 38% | Revenue to Receivables: – | Debt Ratio: 2% |

📄 Lumina_2022_Financials.pdf   📄 21.12.31_FINAL_FS_Lumina_Ind.pdf

We ❤ Our
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Thank You!
From the Lumina Team



Raymond Lei
Cofounder + CEO



Mike Xia
Cofounder + CTO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Raymond Lei	CEO @ Lumina Industries, Inc.	2021
Michael Xia	CTO @ Lumina Industries, Inc.	2021

Officers

OFFICER	TITLE	JOINED
Raymond Lei	CEO	2021
Michael Xia	CTO	2021

Voting Power ⊙

HOLDER	SECURITIES HELD	VOTING POWER
Michael Xia	3,240,000 Common Stock	56.6%
Raymond Lei	2,480,000 Common Stock	43.4%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2021	$125,000	Safe	Section 4(a)(2)
08/2021	$100,000	Safe	Section 4(a)(2)
12/2021	$81,568		Section 4(a)(2)
03/2022	$125,000	Safe	Section 4(a)(2)
04/2022	$50,000	Safe	Section 4(a)(2)
07/2022	$439,249		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Raymond Lei & Michael Xia ⊙	12/31/2021	$81,568	$81,568 ⊙	0.0%		Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	5,720,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

General inflation and a recession may negatively impact our ability to sell our products and our overall profitability.

Our business is dependent on the development of hardware. Should supply chains be disrupted we could have a disruption in sales. We believe we partly mitigate this risk by having part of our team on the ground in Asia, but it remains a risk.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, vendors and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure or other loss of information could disrupt our operations and the products and services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our revenues and competitive position.

Demand for our products may fall if returning to physical offices becomes a trend. Our product market fit is dependent (in part) on customers working from home. Changes to that trend could impact our revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In

decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Lumina Industries, Inc.

- Delaware Corporation
- Organized January 2021
- 20 employees

7821 NW 96th St.

Johnston IA 50131

https://getlumina.com/

Business Description

Refer to the Lumina profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Lumina is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.